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                                                               NOVEMBER 1, 2013

                      METROPOLITAN LIFE INSURANCE COMPANY
                     METROPOLITAN LIFE SEPARATE ACCOUNT E
                        FORM N-4 REGISTRATION STATEMENT
                    SEC FILE NOS. 333-190296 AND 811-04001

          MEMORANDUM RESPONDING TO COMMISSION STAFF WRITTEN COMMENTS
                           DATED SEPTEMBER 27, 2013
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

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Set out below are responses to written comments received from Sonny Oh of the
Securities and Exchange Commission ("Commission") staff on September 27, 2013 relating to the initial registration statement under the Securities Act of 1933 ("Securities Act") and Amendment No. 199 under the Investment Company Act of 1940 for the registration statement on Form N-4 filed with the Commission by Metropolitan Life Insurance Company ("MetLife") and Metropolitan Life Separate Account E (the "Account") on August 1, 2013 and relating to the MetLife Gold Track Select ("GTS") flexible premium variable annuity contracts. Page numbers in the responses to the Staff's comments refer to the prospectus and statement of additional information included in Pre-Effective Amendment No. 1 to the above-referenced registration statement filed simultaneously herewith.

1. STAFF COMMENT:
   _____________

   PLEASE ADVISE THE STAFF WHETHER THERE ARE ANY TYPES OF GUARANTEES (E.G., AS TO ANY OF THE INSURANCE COMPANY'S OBLIGATIONS UNDER THE CONTRACT) OR WILL THE COMPANY BE SOLELY RESPONSIBLE FOR MEETING ANY SUCH OBLIGATIONS. PLEASE ALSO ADVISE THE STAFF WHETHER THERE ARE ANY SUPPORT AGREEMENTS WITH THIRD PARTIES PERTAINING TO THE CAPITALIZATION OF THE COMPANY.

   RESPONSE: There are no third party guarantees or support agreements with
   ________
   third parties pertaining to the capitalization of MetLife.

2. STAFF COMMENT (FEE TABLES - PAGE 8):
   ___________________________________

    A. PLEASE REVISE THE CAPTION FOR THE SEPARATE ACCOUNT FEES SO THAT IT IS AS PROMINENT AS THE CAPTION FOR ADMINISTRATIVE CHARGES. IN DOING SO, PLEASE EXPLAIN TO THE STAFF WHY THE ADMINISTRATIVE CHARGE IS NOT ITEMIZED AS A COMPONENT OF THE SEPARATE ACCOUNT CHARGES, I.E., TOTAL SEPARATE ACCOUNT CHARGES EQUAL TO 1.30%.

       RESPONSE: Comment complied with. In addition, the administrative charge
       ________
       was moved to appear below the "Maximum Annual Separate Account

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       Charge" heading. SEE page 8 of the marked copy of Pre-Effective
       Amendment No. 1 under the Securities Act of 1933 and No. 200 under the Investment Company Act of 1940 filed on November 1, 2013 (the "Amendment").

    B. FOLLOWING THE LAST SENTENCE OF THE PREAMBLE TO THE MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES TABLE ON PAGE 9, PLEASE ADD THAT AN INVESTOR SHOULD CAREFULLY READ THE PROSPECTUS BEFORE INVESTING. ITEM5(D).

       RESPONSE: Comment complied with. SEE page 9 of the Amendment.
       ________

    C. PLEASE ONLY PROVIDE EXAMPLES FOR YEAR 1 AND 3 PER INSTRUCTION 22(C) OF
       ITEM 3.

       RESPONSE: Comment complied with. SEE page 11 of the Amendment.
       ________

3. STAFF COMMENT (THE ANNUITY CONTRACT - PAGE 12):
   ______________________________________________

    A. IN THE FIRST PARAGRAPH, PLEASE ADD A STATEMENT THAT THE PROSPECTUS DESCRIBES ALL MATERIAL FEATURES OF THE CONTRACT.

       RESPONSE: Comment complied with. SEE page 12 of the Amendment.
       ________

    B. IN THE LAST PARAGRAPH OF THE SECTION ON PAGE 13 JUST BEFORE "CONTRACT OWNER INQUIRIES," PLEASE CONFIRM THAT THE DELETION OF THE REFERENCE TO IRAS IS APPROPRIATE.

       SIMILARLY, PLEASE CONFIRM THE APPROPRIATENESS OF THE FOLLOWING DELETIONS:

           I. "PURCHASE PAYMENTS - SECTION 403(B) PLANS" ON PAGE 14.

           II.THE LAST SENTENCE UNDER ''THE FUNDING OPTIONS" ON PAGE 14.

          III.THE SECOND/LAST PARAGRAPH UNDER ''TPA ADMINISTRATIVE CHARGES" ON
              PAGE 22.

           IV.ITEM "C" UNDER "CONTRACT EXCHANGES" ON PAGE 33.

       RESPONSE: Each of the foregoing deletions is appropriate.
       ________

    C. PLEASE CONFIRM THAT THE DELETION OF THE "CIVIL UNION" SUBSECTION IS APPROPRIATE IN LIGHT OF AND/OR IN RESPONSE TO THE RECENT SUPREME COURT RULING ON THE DEFINITION OF "SPOUSE" UNDER THE FEDERAL DEFENSE OF MARRIAGE ACT ("DOMA").

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       RESPONSE: The deletion is appropriate.
       ________

4. STAFF COMMENT (CHARGES AND DEDUCTIONS - PAGE 20):
   ________________________________________________

   UNDER "FREE WITHDRAWAL ALLOWANCE" ON PAGE 21, PLEASE CLARIFY WHAT VALUE THE 10% FREE WITHDRAWAL ALLOWANCE IS APPLIED TO IN DETERMINING THE FREE WITHDRAWAL AMOUNT FOR THE YEAR, I.E., CONTRACT VALUE OR PURCHASE PAYMENTS.

   RESPONSE: Comment complied with. SEE page 21 of the Amendment.
   ________

5. STAFF COMMENT (THE ANNUITY PERIOD - PAGE 28):
   ____________________________________________

   PLEASE DISCLOSE THE IMPACT THAT FREQUENCY AND DURATION OF PAYMENTS HAS ON THE LEVEL OF THE ANNUITY PAYMENT. ITEM 8(C).

   RESPONSE: Comment complied with. SEE 30 page the Amendment.
   ________

6. STAFF COMMENT (FEDERAL TAX CONSIDERATIONS -- PAGE 34):
   _____________________________________________________

    A. PLEASE CONFIRM THAT THIS SECTION (AND "TAXES" IN THE STATEMENT OF ADDITIONAL INFORMATION) HAS BEEN UPDATED TO ADDRESS DISCLOSURE THAT MAY HAVE BEEN AFFECTED BY THE RECENT SUPREME COURT RULING REGARDING DOMA.

       RESPONSE: The disclosure has been appropriately updated.
       ________

    B. PLEASE ADVISE THE STAFF AS TO WHETHER THE LATTER PORTION OF THE DISCLOSURE (BEGINNING WITH "GENERAL TAX TREATMENT OF ANNUITIES") SHOULD HAVE BEEN DELETED.

       RESPONSE: The deletion was appropriate.
       ________

7. STAFF COMMENT (SAI PAGE 2):
   __________________________

   UNDER "'SERVICE'' ON PAGE 2, PLEASE CONFIRM WHETHER FASCORE LLC IS AN AFFILIATED ENTITY AND THEN CONFIRM THAT THE DISCLOSURE REQUIRED BY ITEM 18 HAS BEEN PROVIDED.

   RESPONSE: Comment complied with. MetLife added the disclosure regarding
   ________
   FASCore LLC pursuant to Item 18 of Form N-4 in an excess of caution but does not believe the disclosure is of "interest" or material to a plan purchaser given that the plan will deal directly with FASCore for certain administrative purposes. MetLife does not believe the fees paid to FASCore are of "interest" to a plan purchasing GTS and to date MetLife has not paid any fees to FASCore with respect to GTS because this registration statement for GTS is not yet effective and there are no purchasers of GTS to date. SEE SAI page 2 of the Amendment.

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8. STAFF COMMENT (SAI):
   ___________________

   PLEASE NOTE THAT THE CROSS-REFERENCE IN THE FIRST PARAGRAPH UNDER "DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" ON PAGE 2 SHOULD BE TO "OTHER INFORMATION DISTRIBUTION OF THE CONTRACTS."

   RESPONSE: Comment complied with. SEE SAI page 2 of the Amendment.
   ________

9. STAFF COMMENT (SAI - PAGE 3):
   ____________________________

   PLEASE NOTE THAT MOST IF NOT ALL OF THE DISCLOSURE PROVIDED UNDER "VALUATION OF ASSETS" ON PAGE 3 IS REQUIRED TO BE PROVIDED IN THE PROSPECTUS.
   ITEM 10(A) THROUGH (C).

   Response: Comment complied with. The disclosure has been moved to the
   ________
   prospectus and revised accordingly. SEE page 14 of the Amendment.

10.STAFF COMMENT (PART C):
   ______________________

   PLEASE INCLUDE EXHIBITS 7 AND 8 OR IF APPROPRIATE PROVIDE A ''NOT APPLICABLE" DESIGNATION AS WAS PROVIDED FOR EXHIBITS 11 AND 12.

   RESPONSE: Comment complied with. Exhibits 7 and 8 were marked "Not
   ________
   Applicable."

11.STAFF COMMENT (PART C):
   ______________________

   PLEASE RESUBMIT POWERS OF ATTORNEY THAT ARE SPECIFIC TO THIS INITIAL REGISTRATION STATEMENT.

   RESPONSE: Comment complied with.
   ________

12.STAFF COMMENT (FINANCIAL STATEMENTS, EXHIBITS AND CERTAIN OTHER INFORMATION):
   ____________________________________________________________________________

   ANY FINANCIAL STATEMENTS, EXHIBITS, AND ANY OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS REGISTRATION STATEMENT MUST BE FILED BY PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

   RESPONSE:
   ________

   Comment complied with.

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13.STAFF COMMENT:
   _____________

   WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE REGISTRANTS ARE IN POSSESSION OF ALL FACTS RELATING TO THE REGISTRANT'S DISCLOSURE, IT IS RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES IT HAS MADE.

   RESPONSE: MetLife will file as correspondence on EDGAR the requested
   ________
   representations when it files the Amendment.

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